SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 0-21402

INTERLINQ Software Corporation

401(k) Profit Sharing Plan and Trust

(Full and exact title of the Plan)

INTERLINQ Software Corporation

(Name of issuer of the securities held pursuant to the Plan)

11980 N.E. 24th Street

Bellevue, Washington 98005

(Address of principal executive offices)

INTERLINQ Software Corp

401(k) Profit Sharing Plan and Trust

Financial Report

December 31 2002

Contents

Independent Auditor’s Report	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule

Schedule of Assets Held for Investment Purposes	8

Independent Auditor’s Report

To the Board of Trustees
INTERLINQ Software Corp
     401(k) Profit Sharing Plan and Trust
Bellevue, Washington

We have audited the accompanying statements of net assets available for benefits of INTERLINQ Software Corp 401(k) Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information on the supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 4 to the financial statements, the Board of Directors of the INTERLINQ Software Corp, the Plan’s sponsor, voted on October 15, 2002 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2001 financial statements to the liquidation basis used in presenting the 2002 financial statements.

Tacoma, Washington
June 3, 2003

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accounting
and consulting firms.

Financial

Statements

Statements of Net Assets Available for Benefits

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2002 and 2001

	2002	2001

Assets
Investments at fair value:
Mutual funds	$3,469,646	$3,840,766
INTERLINQ Software Corp stock	—	82,070
Money market funds	227,506	23,931
Total investments at fair value	3,697,152	3,946,767
Liabilities
Plan payables	—	4,031
Net assets available for benefits	$3,697,152	$3,942,736

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
Year Ended December 31, 2002

Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments	($618,784)
Interest and dividends	64,523
Total investment (loss)	(554,261)
Contributions:
Participant	545,810
Employer, net of forfeitures	171,886
Rollover	41,944
Total contributions	759,640
Total additions to net assets	205,379
Deductions from Net Assets
Benefits paid to participants	(450,963)
Net decrease	(245,584)
Net Assets Available for Benefits
Beginning of year	3,942,736
End of year	$3,697,152

See notes to financial statements.

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2002 and 2001

Note 1 — Description of Plan

The following description of INTERLINQ Software Corp (the Company) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company, except leased employees, who are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 80% of pre-tax annual compensation, as defined in the Plan. Participants may also elect to contribute up to 100% of their annual bonus to the Plan. However, their total deferral contributions may not exceed maximum limitations specified in the Plan.

Participants direct the investment of their contributions, in 1% increments, into various investment options offered by the Plan. These options include several mutual funds and a money market account and through, October 15, 2002, INTERLINQ Software Corp stock. The Company may elect to make matching contributions, as well as additional contributions, at the discretion of the Board of Directors. For the year ended December 31, 2002, the Company elected to make matching contributions equal to 50% of the employee deferral on the first 6% of eligible compensation. There were no additional contributions for the year ended December 31, 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, and allocations of the Company’s contributions and the Plan’s earnings and investment advisory and administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus earnings. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus earnings, is based on years of continuous service or on attainment of normal retirement age. Participants are 100% vested after four years of service. Effective January 1, 2001, the Plan was amended to allow for 100% vesting in Company matching and discretionary contributions for employees who were terminated due to downsizing. Also due to the election to terminate the Plan on October 15, 2002, all remaining participants became 100% vested in all portions of their accounts.

(continued)

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2002 and 2001

Note 1 — Description of Plan (concluded)

Payment of Benefits

On termination of service, a participant with a vested balance less than $5,000 will receive a lump-sum payment in cash, unless the individual elects to receive Company stock, as soon as administratively possible after the termination date. A participant with a vested balance greater than $5,000 may elect to receive either a lump-sum payment in cash, unless the individual elects to receive Company stock, or annual installments over an established number of years not to exceed the individual’s life expectancy, as soon as the participant elects to receive the distribution. A participant may elect to receive any portion that is invested in Company stock in whole shares rather than in cash.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. As of December 31, 2002, the Plan has no forfeitures available to reduce future employer contributions.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the liquidation method of accounting for 2002 and the accrual method for 2001.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at liquidation value which approximate fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock was valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2002 and 2001

Note 3 — Investments

The following presents separately investments that represent 5% or more of the Plan’s net assets at December 31:

	2002	2001
Gartmore Morley StableValue	$423,355	$291,932
PIMCo Total Return	609,129	348,991
Schwab S&P 500 Select Institutional	308,957	345,397
Vanguard Growth Index	543,230	737,101
Weitz Partners Value	866,929	1,141,122
Janus Overseas	347,774	457,716
Safeco Growth Opportunity	370,271	518,508
Schwab Retirement Money Market	227,507	23,931
Other	—	82,069
Total investments	$3,697,152	$3,946,767

During 2002, the Plan’s investments, (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $618,784 as follows at December 31, 2002:

Mutual funds	($814,742)
INTERLINQ Software Corp stock	195,958
($618,784)

Note 4 — Plan Termination

Effective October 15, 2002, Harland Financial Solutions, Inc., a wholly owned subsidiary of John H. Harland Company, acquired all of the outstanding shares of INTERLINQ Software Corp and in the money stock options. As a result of this acquisition, INTERLINQ Software Corp 401(k) Profit Sharing Plan and Trust effectively terminated on October 15, 2002. Effective on October 15, 2002, all participants became 100% vested in all portions of their accounts. The terminated Plan has received its final determination letter (see Note 5) and final distributions are planned to occur in 2003.

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2002 and 2001

Note 5 — Tax Status

The Plan obtained its latest determination letter on February 13, 2003, in which the Internal Revenue Service stated that the termination of this Plan does not adversely affect its qualification for federal income tax purposes. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements.

Note 6 — Administration of Plan Assets

Certain administrative functions of the Plan are performed by officers or employees of the Company, who receive no compensation from the Plan. The Company has retained the services of a third-party administrator to perform other administrative functions. Third-party administrative fees are paid by the Company. Investment advisory and other administrative fees are paid directly by the Plan.

Supplemental

Schedule

Schedule of Assets Held for Investment Purposes

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2002

EIN #:
Plan #:

(a) and (b)	(c)	(d)	(e)
Identity of Issuer, Borrower or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Charles Schwab and Co., Inc.*	Gartmore Morley Stable Value PIMCo Total Return Schwab S&P 500 Select Institutional Vanguard Growth Index Weitz Partners Value Janus Overseas Safeco Growth Opportunity Schwab Retirement Money Market	** ** ** ** ** ** ** **	$423,355 609,129 308,957 543,230 866,929 347,774 370,271 227,507
$3,697,152

*	Represents party-in-interest.

**	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust

Dated: June 30, 2003

By: /s/ MICHAEL D. CASTLE
Michael D. Castle
Vice President, Finance and Administration
Chief Financial Officer

Exhibit Index

Exhibit 99	Certifications of Chief Financial Officer